December 29, 2006

Via EDGAR (Correspondence) and Fax

Securities and Exchange Commission

Washington, D.C. 20549-5546

United States of America

Attention: Ms. Cecilia D. Blye, Chief

Office of the Global Security Risk

Division of Corporation Finance

Gentlemen:

We refer to your letter dated December 21, 2006, which we received on December 27, 2006, containing certain comments on the Company’s Form 20-F for the fiscal year ended December 31, 2005. In particular, you have requested us to provide supplemental information relating to the Company’s contacts with Cuba and other countries, each of which has been identified as a state sponsor of terrorism by the U.S. State Department.

In view of the need to review and discuss thoroughly pertinent documents on the matter and given the extended yuletide holidays in the Philippines, we respectfully inform you that we will be able to submit our response to your letter by January 15, 2007.

Thank you.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Senior Vice President, Corporate Affairs

and Legal Services Head and Corporate Secretary